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                       SECURlTIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                               (Amendment No. 14)*

                               IBS FINANCIAL CORP.
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                                  Common Stock
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                                   44922Q105
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                                 (CUSIP Number)


    Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054 (201) 560-1400
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                 (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)
                                 August 15, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (I) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has hled no amendment subsequent thereto reporting beneficial ownership of hve percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subjcct to all other provisions of thc Act (however, see the Notes).

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     The  statement  on  Schedule  13D  which was filed on  September  8,  1995,
Amendment #1 which was filed on November 6, 1995, Amendment #2 which was filed on November 16, 1995, Amendment #3 which was filed on December 7, 1995, Amendment #4 which was filed on February 5, 1996, Amendment #5 which was filed on March 18, 1996, Amendment #6 which was filed on June 13, 1996, Amendment #7 which was filed on October 11, 1996, Amendment #8 which was filed on November 19, 1996, Amendment #9 which was filed on December 16, 1996, Amendment #10 which was filed on January 28, 1997, Amendment #11 which was filed on June 26, 1997 Amendment #12 which was filed on July 2, 1997 and Amendment #13 which was filed on July 29, 1997, on behalf of Seidman and Associates, L.L.C. ("SAL"), Seidman and Associates II, L.L.C. ("SAL II"), Federal Holdings, L.L.C., ("Federal"), Seidman Investment Partnership ("SIP"), L.P., Lawrence B. Seidman, Individually ("Seidman"), The Benchmark Company, Inc. ("TBCI"), Benchmark Partners LP
("Partners"),   Richard  Whitman,  Individually  ("Whitman"),  Lorraine  DiPaolo
("DiPaolo"), Individually, Ernest Beier, Jr., Individually ("Beier") and Dennis Pollack ("Pollack") (collectively, the "Reporting Persons") with respect to the Reporting Persons' beneficial ownership of shares of Common Stock, $.01 par value (the "Shares"), of IBS Financial Corp., a New Jersey Corporation (the "Issuer), is hereby amended as set forth below. Such Statement on Schedule 13D is hereinafter referred to as the "Schedule 13D". Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

3.       Source and Amount of Funds or Other Consideration

     The aggregate purchase price of the 888,489 Shares owned beneficially by the Reporting Persons on August 15, 1997 was approximately $9,521,843 (inclusive of brokerage commissions). Such Shares have been (or will in the case of transactions which have not yet settled) be paid for with working capital of the respective entities and personal funds of the individual persons. As of August 15, 1997, SAL and SALII had an outstanding margin balance with Bear Stearns Securities Corp. which totaled $508,902.00 and $334,669.78, respectively.

4.       Purpose of Transaction


     On August 15, 1997, Lawrence B. Seidman submitted a Verified Complaint in the Superior Court of New Jersey, Chancery Division, Passaic County for filing to enjoin the counting of the 895,030 votes attributable to the unallocated shares held by the IBS Financial Corp. Employees Stock Ownership Plan Trust (the "ESOP"). The Complaint requests that the Court enter the following relief:

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     (a) Canceling the votes of the unallocated  shares held by ESOP, which were cast at the Annual Meeting conducted on August 4, 1997; (b) Declaring that Whitman and Beier have been elected as Directors of IBSF; and (c) Restraining IBSF from appointing Abramowitz and Auchter to the Board of Directors.

     So that this action will not in any way impede the sale of IBS Financial Corp., Seidman will dismiss the Complaint if IBS Financial Corp. enters into a binding Agreement of Sale with another financial institution. In addition, if required, Mr. Whitman and Mr. Beier upon review of the relevant sale information would provide IBS Financial Corp. with their written approval of the transaction.

     In addition to the Verified Complaint, Seidman has sought entry of an Order to Show Cause with Temporary Restraints to maintain the status quo pending the trial.

5.       Interest in Securities of the Issuer

     (a)(b)(c) As of the close of business on August 15, 1997, the Reporting Persons owned beneficially an aggregate of 888,489 shares of Common Stock, which constituted approximately 8.0% of the 11,011,897 shares of Common Stock outstanding as disclosed in the Proxy Statement dated June 3, 1997.


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     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information set forth in this statement is true, complete and correct.


                                            /s/      Lawrence B. Seidman
                  8/15/97                   Lawrence B. Seidman, Manager
                  Date                      Seidman and Associates, L.L.C.

                                            /s/      Lawrence B. Seidman
                  8/15/97                   Lawrence B. Seidman, Manager
                  Date                      Federal Holdings, L.L.C.

                                            /s/      Lawrence B. Seidman
                  8/15/97                  Lawrence B. Seidman, General Partner
                  Date                      Seidman Investment Partnership, L.P.

                  8/15/97                    /s/      Lawrence B. Seidman
                  Date                      Lawrence B. Seidman, Individually

                  8/15/97                    /s/      Richard Whitman
                  Date                               Richard Whitman, President
                                                     The Benchmark Company, Inc.

                  8/15/97                    /s/      Richard Whitman
                  Date                      Richard Whitman, General Partner
                                            Benchmark Partners, LP

                  8/15/97                    /s/     Richard Whitman
                  Date                            Richard Whitman, Individually

                  8/15/97                    /s/     Lorraine DiPaolo
                  Date                           Lorraine DiPaolo, Individually

                  8/15/97                    /s/     Ernest Beier, Jr.
                  Date                         Ernest Beier, Jr., Individually

                  8/15/97                    /s/     Dennis Pollack
                  Date                             Dennis Pollack, Individually

                  8/15/97                    /s/     Lawrence B. Seidman
                  Date                             Lawrence B. Seidman, Manager
                                                 Seidman & Associates II, L.L.C.